Filed by ProCap Financial, Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Columbus Circle Capital Corp. I

Commission File No.: 001-42653

Date: November 10th, 2025

On November 10th, Anthony Pompliano, the Chief Executive Officer of ProCap BTC, LLC and ProCap Financial, Inc., which are parties to a previously disclosed Business Combination Agreement, dated as of June 23, 2025, with Columbus Circle Capital Corp. I, ProCap Financial, Inc., and ProCap BTC, LLC, among other parties, published the following press release:

ProCap BTC and Columbus Circle Capital Corp I Announce Effectiveness of Form S-4 and Date for Extraordinary General Meeting to Approve Business Combination

●	Extraordinary General Meeting of Shareholders to be held on December 3, 2025

●	ProCap BTC explores potential strategic opportunities with key partners and industry leaders

New York, New York, Nov. 10, 2025 (GLOBE NEWSWIRE) -- ProCap BTC, LLC (“ProCap BTC”), a modern financial services firm leveraging bitcoin, and Columbus Circle Capital Corp I (“BRR”) (Nasdaq: BRR) today announced that the Registration Statement on Form S-4, filed by Procap Financial, Inc. (“ProCap Financial”), in connection with the previously announced proposed business combination (“Business Combination”) between ProCap BTC and BRR became effective on November 8, 2025. Following the Business Combination, the go-forward public company will operate as ProCap Financial.

“This is a major milestone for us as we work towards bringing ProCap Financial to the public markets,” said Anthony Pompliano, CEO of ProCap BTC and ProCap Financial. “Over the last several months, we have been strategically positioning the firm for long-term success, including exploring potential complementary business opportunities with key partners and industry leaders. Combined with our strong balance sheet, we believe we have significant flexibility to pursue compelling value-creating opportunities that advance our mission of improving the financial lives of 1 billion people.”

Extraordinary General Meeting of Shareholders Details

BRR will hold its extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) to approve the Business Combination and related matters on December 3, 2025, at 9:00 a.m. ET. BRR shareholders of record as of October 15, 2025 (the “Record Date”), are entitled to vote at the Extraordinary General Meeting and will receive by mail a definitive proxy statement/prospectus (the “Proxy Statement”) with instructions on how to vote their shares.

The BRR Board of Directors unanimously recommends that shareholders vote “FOR” the Business Combination proposal and the other proposals that are set forth in the Proxy Statement. Every shareholder’s vote for the proposals that will be included in the Proxy Statement is important, regardless of the number of shares held.

The Extraordinary General Meeting will be held at the offices of Ellenoff Grossman & Schole LLP located at 1345 Avenue of the Americas, New York, New York 10105, and virtually via live webcast at https://www.cstproxy.com/columbuscirclecap/2025. Only BRR shareholders at the close of business on October 15, 2025, may vote at the Extraordinary General Meeting or any adjournment thereof. BRR shareholders are entitled to one vote on each proposal presented at the Extraordinary General Meeting per ordinary share.

BRR shareholders who need assistance voting, have questions regarding the Extraordinary General Meeting, or would like to request documents may contact BRR’s proxy solicitor Morrow Sodali LLC by calling (203) 658-9400 (banks and brokers may call (800) 662-5200 or email BRR@investor.sodali.com).

If the necessary proposals at the Extraordinary General Meeting are approved, ProCap BTC and BRR anticipate that the Business Combination will close shortly after the Extraordinary General Meeting, subject to the satisfaction of all other closing conditions.

About ProCap BTC

ProCap BTC, LLC is a modern financial services firm leveraging bitcoin. ProCap BTC has raised more than $750 million from leading investors across traditional finance and the bitcoin industry. As part of that fundraise, the Company has entered into a Business Combination Agreement with Columbus Circle Capital Corp I (Nasdaq: BRR) to create ProCap Financial, Inc., which aims to offer products and services designed to improve the financial lives of 1 billion people.

About Columbus Circle Capital Corp I

Columbus Circle Capital Corp I (NASDAQ: BRR) is a Cayman Islands–incorporated blank check company formed to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The company is led by Chairman and CEO Gary Quin, a veteran investment banker with over 25 years of experience in cross-border M&A, private equity, and capital markets; COO Dan Nash, a skilled investment banker, with a strong track record in SPAC execution and building high-growth advisory platforms; and CFO Joseph W. Pooler, Jr., who brings decades of public company financial leadership. The board of directors includes Garrett Curran, Alberto Alsina Gonzalez, Dr. Adam Back, and Matthew Murphy.

IMPORTANT LEGAL INFORMATION

In connection with the Proposed Transactions (as defined herein) by and among ProCap BTC, LLC, a Delaware limited liability company (“ProCap BTC”), ProCap Financial, Inc., a Delaware corporation (“ProCap Financial”) and Columbus Circle Capital Corp I, a Cayman Islands exempt company (“BRR”), ProCap Financial has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which became effective on November 8, 2025, which includes a preliminary proxy statement of BRR and a prospectus (the “Proxy Statement ”) in connection with (i) the proposed Business Combination, to be effected subject to and in accordance with the terms of the Business Combination Agreement dated as of June 23, 2025 (as amended on July 28, 2025, and as may be further modified, amended or supplemented from time to time, the “Business Combination Agreement”), by and among ProCap BTC, ProCap Financial, BRR, Crius SPAC Merger Sub, Inc., a Delaware corporation, Crius Merger Sub, LLC, a Delaware limited liability company and Inflection Points Inc, d/b/a Professional Capital Management, a Delaware corporation (collectively with all of the related actions and transactions contemplated by such agreement, the “Business Combination”), (ii) a private placement of non-voting preferred units (“ProCap BTC Preferred Units”) of ProCap BTC to certain “qualified institutional buyers” as defined in Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”), or institutional “accredited investors” (as defined in Rule 506 of Regulation D)(such investors, “qualifying institutional investors”) (the “Preferred Equity Investment”) pursuant to preferred equity subscription agreements, and (iii) commitments by qualifying institutional investors to purchase convertible notes (“Convertible Notes”) issuable in connection with the closing of the Proposed Transactions by ProCap Financial (the “Convertible Note Offering” and, together with the Preferred Equity Investment and the Business Combination, the “Proposed Transactions”) pursuant to convertible notes subscription agreements. The definitive proxy statement and other relevant documents will be mailed to shareholders of BRR as of the Record Date. BRR and/or ProCap Financial will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF BRR AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH BRR’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT BRR, PROCAP BTC, PROCAP FINANCIAL AND THE PROPOSED TRANSACTIONS.

Investors and security holders will also be able to obtain copies of the Registration Statement, the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by BRR and ProCap Financial, without charge, once available, on the SEC’s website at www.sec.gov, or by directing a request to: Columbus Circle Capital Corp. I, 3 Columbus Circle, 24th Floor, New York, NY 10019; e-mail: IR@ColumbusCircleCap.com, or upon written request to ProCap Financial Inc. at 600 Lexington Ave., Floor 2, New York, NY 10022, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The offer and sale of the Convertible Notes to be issued by ProCap Financial pursuant to the Convertible Note Offering and the offer and sale of the ProCap BTC Preferred Units in the Preferred Equity Investment, in connection with the Proposed Transactions, has not been registered under the Securities Act and such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in Solicitation

BRR, ProCap BTC, ProCap Financial and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from BRR’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of BRR’s securities are, or will be, contained in BRR’s filings with the SEC, including the final prospectus for BRR’s initial public offering filed with the SEC on May 19, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of BRR’s shareholders in connection with the Proposed Transactions, including the names and interests of ProCap BTC’s and ProCap Financial’s respective directors or managers and executive officers is contained in the Registration Statement and the Proxy Statement/Prospectus. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of BRR, ProCap BTC or ProCap Financial, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving ProCap Financial, ProCap BTC, and BRR, including expectations, hopes, beliefs, intentions, plans , prospects, financial results or strategies regarding ProCap BTC, ProCap Financial, BRR and the Proposed Transactions, statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets that may be held by ProCap BTC and ProCap Financial and the value thereof, the price and volatility of bitcoin, bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, ProCap Financial’s listing on any securities exchange, the macro and political conditions surrounding bitcoin, the planned business strategy including ProCap Financial’s ability to develop a corporate architecture capable of supporting financial products built with and on bitcoin including native lending models, capital market instruments, and future innovations that will replace legacy financial tools with bitcoin-aligned alternatives, plans and use of proceeds, objectives of management for future operations of ProCap Financial, the upside potential and opportunity for investors, ProCap Financial’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions and the level of redemptions of BRR’s public shareholders, and ProCap Financial’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of BRR’s securities; the risk that the Proposed Transactions may not be completed by BRR’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of BRR’s shareholders; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the BRR’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of BRR or the shares of common stock, par value $0.001 per share, of ProCap Financial (“Pubco Common Stock”) to be listed in connection with the Proposed Transactions; the insufficiency of the third-party fairness opinion for the board of directors of BRR in determining whether or not to pursue the Proposed Transactions; the failure of ProCap Financial to obtain or maintain the listing of its securities on any securities exchange after the closing of the Proposed Transactions; risks associated with BRR, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to ProCap Financial’s anticipated operations and business, including the highly volatile nature of the price of bitcoin; the risk that ProCap Financial’s stock price will be highly correlated to the price of bitcoin and the price of bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; asset security and risks associated with BRR, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; risks related to increased competition in the industries in which ProCap Financial will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks related to the ability of ProCap BTC and ProCap Financial to execute their business plans; the risks that launching and growing ProCap Financial’s bitcoin treasury advisory and services in digital marketing and strategy could be difficult; challenges in implementing ProCap Financial’s business plan, due to operational challenges, significant competition and regulation; risks associated with the possibility of ProCap Financial being considered to be a “shell company” by any stock exchange on which ProCap Financial’s common stock will be listed or by the SEC, which may impact ProCap Financial’s ability to list Pubco Common Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, which could impact materially the time, cost and ability of ProCap Financial to raise capital after the closing of the Proposed Transactions; the outcome of any potential legal proceedings that may be instituted against ProCap Financial, ProCap BTC, BRR or others in connection with or following the announcement of the Proposed Transactions, and those risk factors discussed in documents that ProCap Financial and/or BRR filed, or that will be filed, with the SEC, including as set forth in the Registration Statement filed with the SEC in connection with the Proposed Transactions.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, BRR’s Quarterly Reports on Form 10-Q and BRR’s Annual Reports on Form 10-K that will be filed by BRR from time to time, the Registration Statement that has been filed by ProCap Financial and BRR and the Proxy Statement/Prospectus contained therein, and other documents that have been or will be filed by BRR and ProCap Financial from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither BRR nor ProCap Financial presently know or that BRR and ProCap Financial currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of BRR, ProCap BTC, and ProCap Financial assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither BRR, ProCap BTC, nor ProCap Financial gives any assurance that any of BRR, ProCap BTC or ProCap Financial will achieve their respective expectations. The inclusion of any statement in this communication does not constitute an admission by BRR, ProCap BTC or ProCap Financial or any other person that the events or circumstances described in such statement are material.

MEDIA CONTACTS

Erica Chase
press@procapfinancial.com

Dan Nash
IR@ColumbusCircleCap.com

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